FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	“Himax Updates Third Quarter, Fourth Quarter and Full Year 2006 Results” dated May 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: May 9th, 2007

Exhibit 99.1

HIMAX UPDATES THIRD QUARTER, FOURTH QUARTER AND FULL YEAR 2006 RESULTS

Himax Technologies, Inc. (“Himax” or ”Company”) (Nasdaq: HIMX) today updated financial results for the third quarter, fourth quarter and full year 2006 as compared to the financial results presented previously on November 7, 2006 and February 13, 2007.

Revenues remain at $177.1 million for the third quarter, $220.9 million for the fourth quarter and $744.5 million for the full year 2006. Net incomes are updated to $0.01, $0.16 and $0.39 per share as compared to $0.02, $0.15 and $0.39 per share presented previously for the third quarter, fourth quarter and the full year 2006 respectively.

Primary changes between originally presented and updated results are noted below:

(1) operating expenses were impacted by a change in the Company’s accounting treatment of its cash signing bonus plan from deferring and amortizing over a three-year period to charging as an expense in current period when paid, (2) income tax expense was decreased due primarily to a higher estimated tax exemption and the tax effect resulting from the change in the accounting treatment of the cash signing bonus plan, and (3) changes in certain classifications, e.g., the revenues between related parties and third parties in the statements of income; prepaid expenses and property and equipment in the balance sheets and reconciled items for the cash flows from operating and investing activities in the statements of cash flows.

A reconciliation of our corrected and originally presented gross margin and operating margin excluding share-based compensation, a non-GAAP financial measure, to our corrected and originally presented GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

- Tables Attached -

Himax Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended September 30, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues
Revenues from third parties, net	$88,878	$89,044	$(166)
Revenues from related parties, net	88,227	88,061	166
	177,105	177,105	---

Costs and expenses:
Cost of revenues	146,287	146,287	---
Research and development	24,267	22,685	1,582
General and administrative	3,190	3,027	163
Sales and marketing	2,586	2,364	222
Total costs and expenses	176,330	174,363	1,967

Operating income	775	2,742	(1,967)

Non operating income (loss):
Interest income	2,000	2,000	---
Foreign exchange losses, net	(1,298)	(1,298)	---
Other income, net	59	59	---
	761	761	---
Income before income taxes and minority interest	1,536	3,503	(1,967)
Income tax benefit	(1,246)	(1,246)	---
Income before minority interest	2,782	4,749	(1,967)
Minority interest, net of tax	(157)	(157)	---
Net income	$2,625	$4,592	$(1,967)

Basic earnings per ordinary share and ADS	$0.01	$0.02	$(0.01)
Diluted earnings per ordinary share and ADS	$0.01	$0.02	$(0.01)

Basic Weighted Average Outstanding Shares	197,110	197,110	---
Diluted Weighted Average Outstanding Shares	199,729	199,729	---

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Income (Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended September 30, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues
Revenues from third parties, net	$238,939	$239,105	$(166)
Revenues from related parties, net	284,700	284,534	166
	523,639	523,639	---
Costs and expenses:
Cost of revenues	422,351	422,351	---
Research and development	46,772	45,190	1,582
General and administrative	6,582	6,419	163
Sales and marketing	4,690	4,468	222
Total costs and expenses	480,395	478,428	1,967

Operating income	43,244	45,211	(1,967)

Non operating income (loss):
Interest income	4,048	4,048	---
Impairment loss on an investment	(1,500)	(1,500)	---
Foreign exchange losses, net	(132)	(132)	---
Interest expense	(311)	(311)	---
Other income, net	172	172	---
	2,277	2,277	---

Income before income taxes and minority interest	45,521	47,488	(1,967)
Income tax expense	1,491	1,491	---
Income before minority interest	44,030	45,997	(1,967)
Minority interest, net of tax	59	59	---
Net income	$44,089	$46,056	$(1,967)

Basic earnings per ordinary share and ADS	$0.23	$0.24	$(0.01)
Diluted earnings per ordinary share and ADS	$0.23	$0.24	$(0.01)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars)

	Sep 30,	Sep 30,	Changes to the Originally Presented
	2006	2006
	As Corrected	As Originally Presented
Assets
Current assets:
Cash and cash equivalents	$155,594	$155,594	$	---
Marketable securities available-for-sale	4,072	4,072		---
Restricted cash equivalents and marketable securities	31	31		---
Accounts receivable, less allowance for sales returns and discounts	101,660	101,660		---
Accounts receivable from related parties, less allowance for sales returns and discounts	71,530	71,530		---
Inventories	106,977	106,977		---
Deferred income taxes	11,202	11,202		---
Prepaid expenses and other current assets	18,655	20,622		(1,967)
Total current assets	$469,721	$471,688		$(1,967)
Property and equipment, net	34,946	34,946		---
Deferred income taxes	134	134		---
Intangible assets, net	61	61		---
Investments in non-marketable securities	1,723	1,723		---
Refundable deposits	603	603		---
	37,467	37,467		---
Total assets	$507,188	$509,155		$(1,967)

Liabilities, minority interest and stockholders’ equity
Current liabilities:
Accounts payable	$106,829	$106,829	$	---
Income tax payable	11,783	11,783		---
Other accrued expenses and other current liabilities	16,029	16,029		---
Total current liabilities	$134,641	$134,641	$	---
Minority interest	$1,054	$1,054	$	---
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized	19	19		---
Additional paid-in capital	260,031	260,031		---
Accumulated other comprehensive income	27	27		---
Unappropriated earnings	111,416	113,383		(1,967)
Total stockholders’ equity	$371,493	$373,460		$(1,967)
Total liabilities, minority interest and stockholders’ equity	$507,188	$509,155		$(1,967)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended September 30, 2006
	As Corrected	As Originally Presented	Changes to the Originally Presented

Cash flows from operating activities:

Net income	$2,625	$4,592	$(1,967)
Adjustments to reconcile net income to net cash used in operating activities:			---
Depreciation and amortization	1,119	1,119	---
Share-based compensation expenses	11,456	11,456	---
Minority interest, net of tax	157	157	---
Gain on sale of subsidiary shares, net	(11)	(11)	---
Gain on sale of marketable securities, net	(12)	(12)	---
Deferred income taxes	132	132	---
Changes in operating assets and liabilities:			---
Accounts receivable	(14,772)	(14,772)	---
Accounts receivable from related parties	(5,096)	(5,096)	---
Inventories	(7,369)	(7,369)	---
Prepaid expenses and other current assets	(2,530)	(4,497)	1,967
Accounts payable	8,815	8,815	---
Income tax payable	(1,075)	(1,075)	---
Other accrued expenses and other current liabilities	3,477	3,477	---
Net cash used in operating activities	(3,084)	(3,084)	---

Cash flows from investing activities:
Purchase of land, property and equipment	(5,691)	(5,691)	---
Purchase of available-for-sales marketable securities	(10,608)	(10,608)	---
Sales and maturities of available-for-sale marketable securities	8,480	8,480	---
Proceeds from sale of subsidiary shares by Himax Technologies Limited	27	27	---
Purchase of investments in non-marketable securities	(1,410)	(1,410)	---
Purchase of subsidiary shares from minority interest	(64)	(64)	---
Increase in refundable deposits	(92)	(92)	---
Release of restricted cash equivalents and marketable securities	424	424	---
Net cash used in investing activities	(8,934)	(8,934)	---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended September 30, 2006				Changes to the Originally Presented
	As Corrected		As Originally Presented
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries		655		655		---
Net cash provided by financing activities		655		655		---
Effect of exchange rate changes on cash and cash equivalents		73		73		---
Net decrease in cash and cash equivalents		(11,290)		(11,290)		---
Cash and cash equivalents at beginning of period		166,884		166,884		---
Cash and cash equivalents at end of period		$155,594		$155,594		---

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$	---	$	---	$	---
Income taxes		$21		$21	$	---
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress		$(1,750)		$(1,750)	$	---

Himax Technologies, Inc.
Unaudited Supplemental Data - Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation:
	Three Months Ended September 30, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues	$177,105	$177,105	$	---

Gross profit	30,818	30,818		---
Add: Share-based compensation – Cost of revenues	208	208		---
Gross profit excluding share-based compensation	31,026	31,026		---
Gross margin excluding share-based compensation	17.5%	17.5%		---

Operating income	775	2,742		(1,967)
Add: Share-based compensation	11,456	11,456		---
Operating income excluding share-based compensation	12,231	14,198		(1,967)
Operating margin excluding share-based compensation	6.9%	8.0%		(1.1%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation equals operating income excluding share-based compensation divided by revenues

Diluted Earnings Per Share Excluding Share-Based Compensation:
	Three Months Ended September 30, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Diluted GAAP EPS	$0.01	$0.02	$(0.01)
Add: Estimated share-based compensation per diluted share	0.06	0.06	---

Diluted non GAAP EPS excluding share-based compensation	$0.07	$0.08	$(0.01)

Numbers do not add up to rounding

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues
Revenues from third parties, net	$90,947	$91,920	$(973)
Revenues from related parties, net	129,932	128,959	973
	220,879	220,879	---

Costs and expenses:
Cost of revenues	179,214	179,214	---
Research and development	13,883	13,642	241
General and administrative	3,180	3,108	72
Sales and marketing	2,280	2,150	130
Total costs and expenses	198,557	198,114	443

Operating income	22,322	22,765	(443)

Non operating income (loss):
Interest income	1,812	1,812	---
Foreign exchange gains (losses), net	(209)	356	(565)
Other income, net	61	61	---
	1,664	2,229	(565)
Income before income taxes and minority interest	23,986	24,994	(1,008)
Income tax benefit	(6,937)	(4,211)	(2,726)
Income before minority interest	30,923	29,205	1,718
Minority interest, net of tax	178	183	(5)
Net income	$31,101	$29,388	$1,713

Basic earnings per ordinary share and ADS	$0.16	$0.15	$0.01
Diluted earnings per ordinary share and ADS	$0.16	$0.15	$0.01

Basic Weighted Average Outstanding Shares	198,154	198,147	7
Diluted Weighted Average Outstanding Shares	199,419	199,518	(99)

Himax Technologies, Inc. Unaudited Condensed Consolidated Statements of Income (Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues
Revenues from third parties, net	$329,886	$331,025	$(1,139)
Revenues from related parties, net	414,632	413,493	1,139
	744,518	744,518	---
Costs and expenses:
Cost of revenues	601,565	601,565	---
Research and development	60,655	58,832	1,823
General and administrative	9,762	9,527	235
Sales and marketing	6,970	6,618	352
Total costs and expenses	678,952	676,542	2,410

Operating income	65,566	67,976	(2,410)

Non operating income (loss):
Interest income	5,860	5,860	---
Impairment loss on an investment	(1,500)	(1,500)	---
Foreign exchange gains (losses), net	(341)	224	(565)
Interest expense	(311)	(311)	---
Other income, net	233	233	---
	3,941	4,506	(565)

Income before income taxes and minority interest	69,507	72,482	(2,975)
Income tax benefit	(5,446)	(2,720)	(2,726)
Income before minority interest	74,953	75,202	(249)
Minority interest, net of tax	237	242	(5)
Net income	$75,190	$75,444	$(254)

Basic earnings per ordinary share and ADS	$0.39	$0.39	---
Diluted earnings per ordinary share and ADS	$0.39	$0.39	---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars)

	Dec 31,	Dec 31,	Changes to the Originally Presented
	2006	2006
	As Corrected	As Originally Presented
Assets
Current assets:
Cash and cash equivalents	$109,753	$109,753	$	---
Marketable securities available-for-sale	8,828	8,828		---
Restricted cash equivalents and marketable securities	108	108		---
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	112,363	113,521		(1,158)
Accounts receivable from related parties, less allowance for doubtful accounts, sales returns and discounts	117,254	116,096		1,158
Inventories	101,341	101,341		---
Deferred income taxes	7,362	6,721		641
Prepaid expenses and other current assets	10,343	10,404		(61)
Total current assets	$467,352	$466,772		$580
Property and equipment, net	38,895	41,918		(3,023)
Deferred income taxes	11,405	11,454		(49)
Intangible assets, net	393	393		---
Investments in non-marketable securities	817	817		---
Refundable deposits	550	550		---
	52,060	55,132		(3,072)
Total assets	$519,412	$521,904		$(2,492)

Liabilities, minority interest and stockholders’ equity
Current liabilities:
Accounts payable	$120,407	$120,407	$	---
Income tax payable	12,284	14,385		(2,101)
Other accrued expenses and other current liabilities	21,398	21,274		124
Total current liabilities	$154,089	$156,066		$(1,977)
Other liabilities	---	191		(191)
Total liabilities	$154,089	$156,257		$(2,168)
Minority interest	$1,396	$1,397		$(1)
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized	19	19		---
Additional paid-in capital	221,666	221,666		---
Accumulated other comprehensive loss	(275)	(207)		(68)
Unappropriated earnings	142,517	142,772		(255)
Total stockholders’ equity	$363,927	$364,250		$(323)
Total liabilities, minority interest and stockholders’ equity	$519,412	$521,904		$(2,492)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented

Cash flows from operating activities:

Net income	$31,101	$29,388	$1,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,680	1,869	(189)
Share-based compensation expenses	1,493	1,493	---
Minority interest, net of tax	(178)	(183)	5
Gain on sale of subsidiary shares and investments in non-marketable securities, net	(49)	(49)	---
Gain on sale of marketable securities, net	(12)	(12)	---
Deferred income taxes	(7,332)	(6,842)	(490)
Inventories write downs	2,050	2,691	(641)
Changes in operating assets and liabilities:
Accounts receivable	(10,488)	(11,840)	1,352
Accounts receivable from related parties	(45,667)	(44,346)	(1,321)
Inventories	7,527	6,885	642
Prepaid expenses and other current assets	4,125	6,285	(2,160)
Accounts payable	13,578	13,563	15
Income tax payable	457	2,601	(2,144)
Other accrued expenses and other current liabilities	3,067	1,327	1,740
Net cash provided by operating activities	1,352	2,830	(1,478)

Cash flows from investing activities:
Purchase of property and equipment	(4,187)	(5,628)	1,441
Purchase of available-for-sales marketable securities	(12,678)	(12,678)	---
Sales and maturities of available-for-sale marketable securities	7,940	7,940	---
Cash acquired in acquisition	17	---	17
Proceeds from sale of subsidiary shares and investments in non-marketable securities by Himax Technologies Limited	1,537	937	600
Purchase of subsidiary shares from minority interest	(602)	(37)	(565)
Refund from refundable deposits	63	62	1
Pledge of restricted cash equivalents and marketable securities	(75)	(74)	(1)
Net cash used in investing activities	(7,985)	(9,478)	1,493

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended December 31, 2006				Changes to the Originally Presented
	As Corrected		As Originally Presented
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs		(392)		(393)		1
Acquisition of ordinary shares for retirement		(38,835)		(38,835)		---
Net cash used in financing activities		(39,227)		(39,228)		1
Effect of exchange rate changes on cash and cash equivalents		19		15		4
Net decrease in cash and cash equivalents		(45,841)		(45,861)		20
Cash and cash equivalents at beginning of period		155,594		155,594		---
Cash received from the acquisition of subsidiary		---		20		(20)
Cash and cash equivalents at end of period		$109,753		$109,753		---

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$	---	$	---	$	---
Income taxes		$110		$18		$92
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress		$2,721		$4,481		$(1,760)

Fair value of common stocks issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited		$538	$	---		$538

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Twelve Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented

Cash flows from operating activities:

Net income	$75,190	$75,444	$(254)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,221	5,410	(189)
Share-based compensation expenses	15,150	15,150	---
Impairment loss on investments in non-marketable securities	1,500	1,500	---
Loss on disposal of property and equipment	36	36	---
Minority interest, net of tax	(237)	(242)	5
Gain on sale of subsidiary shares and investments in non-marketable securities, net	(137)	(137)	---
Gain on sale of marketable securities, net	(60)	(60)	---
Deferred income taxes	(9,556)	(9,066)	(490)
Inventories write downs	5,165	9,417	(4,252)
Changes in operating assets and liabilities:
Accounts receivable	(31,934)	(33,286)	1,352
Accounts receivable from related parties	(47,566)	(46,245)	(1,321)
Inventories	(1,502)	(5,755)	4,253
Prepaid expenses and other current assets	558	751	(193)
Accounts payable	14,606	14,591	15
Income tax payable	(1,341)	803	(2,144)
Other accrued expenses and other current liabilities	4,603	2,863	1,740
Net cash provided by operating activities	29,696	31,174	(1,478)

Cash flows from investing activities:
Purchase of property and equipment	(17,829)	(19,270)	1,441
Purchase of available-for-sales marketable securities	(31,911)	(31,911)	---
Sales and maturities of available-for-sale marketable securities	27,128	27,128	---
Purchase of investment in non-marketable securities	(817)	(1,410)	593
Cash acquired in acquisition	17	---	17
Proceeds from sale of subsidiary shares and investments in non-marketable securities by Himax Technologies Limited	1,142	1,143	(1)
Purchase of subsidiary shares from minority interest	(773)	(208)	(565)
Refund from refundable deposits	171	170	1
Release of restricted cash equivalents and marketable securities	13,945	13,946	(1)
Net cash used in investing activities	(8,927)	(10,412)	1,485

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Twelve Months Ended December 31, 2006			Changes to the Originally Presented
	As Corrected	As Originally Presented
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	147,408		147,407		1
Proceeds from issuance of new shares by subsidiaries	676		668		8
Acquisition of ordinary shares for retirement	(38,835)		(38,835)		---
Proceeds from borrowing of short-term debt	11,303		11,303		---
Repayment of short-term debt	(38,577)		(38,577)		---
Repayment of long-term debt	(89)		(89)		---
Net cash provided by financing activities	81,886		81,877		9
Effect of exchange rate changes on cash and cash equivalents	12		8		4
Net Increase in cash and cash equivalents	102,667		102,647		20
Cash and cash equivalents at beginning of year	7,086		7,086		---
Cash received from the acquisition of subsidiary			20		(20)
Cash and cash equivalents at end of year	$109,753		$109,753		---

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$311		$311	$	---
Income taxes	$5,695		$5,603		$92
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress	$1,846		$3,606		$(1,760)

Fair value of common stocks issued by Himax Display, Inc. in the acquisition of Integrated Microdisplays Limited	$538	$	---		$538

Himax Technologies, Inc.
Unaudited Supplemental Data - Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation:

	Three Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Revenues	$220,879	$220,879	$	---

Gross profit	41,665	41,665		---
Add: Share-based compensation – Cost of revenues	25	25		---
Gross profit excluding share-based compensation	41,690	41,690		---
Gross margin excluding share-based compensation	18.9%	18.9%		---

Operating income	22,322	22,765		(443)
Add: Share-based compensation	1,493	1,493		---
Operating income excluding share-based compensation	23,815	24,258		(443)
Operating margin excluding share-based compensation	10.8%	11.0%		(0.2%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation equals operating income excluding share-based compensation divided by revenues

Diluted Earnings Per Share Excluding Share-Based Compensation and Acquisition Related Cost:
	Three Months Ended December 31, 2006		Changes to the Originally Presented
	As Corrected	As Originally Presented
Diluted GAAP EPS	$0.16	$0.15		$0.01
Add: Estimated share-based compensation per diluted share	0.01	0.01		---

Diluted non GAAP EPS excluding share-based compensation	$0.16	$0.16	$	---

Numbers do not add up to rounding